EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS JULY 2005 PERFORMANCE

HOUSTON, August 1, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in July 2005 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 861.8 million, up 18.1 percent over July 2004, and available seat miles (ASMs) increased by 19.0 percent compared with July 2004. ExpressJet's July load factor was 78.7 percent, a 0.6 point decline over July 2004. The company flew 75,910 block hours, compared with 64,074 block hours in July 2004, and operated 40,434 departures, versus 35,333 departures in July 2004.

Also in July 2005, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 96.6 percent. In July 2004, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 97.5 percent.

ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 258 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the exclusive regional jet provider for Continental. With service to approximately 152 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, as well as additional non-hub service. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,800 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

July	2005	2004	Change	
Revenue Passenger Miles (000)	861,801	729,722	18.1	Percent
Available Seat Miles (000)	1,094,546	920,062	19.0	Percent
Passenger Load Factor	78.7 Percent	79.3 Percent	-0.6	Points
Block Hours	75,910	64,074	18.5	Percent
Departures	40,434	35,333	14.4	Percent

YEAR-TO-DATE	2005	2004	Change	
Revenue Passenger Miles (000)	5,060,113	4,177,657	21.1	Percent
Available Seat Miles (000)	6,860,724	5,922,580	15.8	Percent
Passenger Load Factor	73.8 Percent	70.5 Percent	3.3	Points
Block Hours	474,639	417,230	13.8	Percent
Departures	258,557	232,222	11.3	Percent

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